GELIA GROUP, CORP.

Klenovy Blvd, 6-7

Moscow, Russia 115470

Tel. (702) 605-4165

Email: geliagroupcorp@yahoo.com

February 25, 2013

Ms. Jennifer López,

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Gelia Group, Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed January 28, 2013

File No. 333-186079

Dear Ms. López:

Gelia Group Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 2 to the registration statement on Form S-1 (the "Amended Registration Statement") in response to the Commission's comments, dated February 15, 2013 (the "Comment Letter"), with reference to the Company's amendment number 1 to the registration statement on Form S-1 filed with the Commission on January 28, 2013.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1. Your disclosure indicates that you are a development stage company that intends to engage in the business of providing 3D printing services. It appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Please revise your disclosure throughout your registration statement to comply with Rule 419 under the Securities Act of 1933, as amended, in view of the following:

•Your disclosure indicates that you are a development stage company issuing penny stock.

•You have no revenues, and no contracts or agreements with customers or suppliers and have conducted little business activity.

•You have no assets, except for $3,984 in cash.

Please revise the registration statement to ensure it complies with Rule 419 and prominently disclose that you are a blank check company. Alternatively, please provide us a detailed analysis addressing each of the issues described above in explaining why you believe the company is not a blank check company.

Our response: We are not a blank check corporation. Section 7(b)(3) of the Securities Act of 1933, as amended defines the term “blank check company” to mean, any development stage company that is issuing a penny stock that, “(A) has no specific plan or purpose, or (B) has indicated that its business plan is to merge with an unidentified company or companies.” We have a specific plan and purpose. Our business purpose is providing 3D printing services. In Securities Act Release No. 6932 which adopted rules relating to blank check offerings, the Securities and Exchange Commission stated in II DISCUSSION OF THE RULES, A. Scope of Rule 419, that, “Rule 419 does not apply to . . . start-up companies with specific business plans . . . even if operations have not commenced at the time of the offering.” Further, we included a statement on the cover page of the prospectus that we have no plans to engage in a merger or acquisition with another entity.

2.    Please provide us with your analysis as to whether you are a shell company, as defined in Rule 405 under the Securities Act. In this regard, we note that you appear to have no or nominal operations, assets consisting of cash and cash equivalents and no or nominal other assets. If you conclude that your company is a shell company, please revise your prospectus to disclose that you are a shell company and further disclose the consequences of that status, such as the restrictions on your ability to use registration statements on FormS-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities.

Our response: We do not believe that we are a “shell company” as described under Rule 405 of Regulation C under the Securities Act of 1933, as amended.  Rule 405 of Regulation C defines a “shell company” as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

Specifically, we do not believe that we can be classified as a company having “no or nominal operations”. From inception, the Registrant’s management has devoted a significant amount of time to form the company and to develop its business plan. In furtherance of the Registrant’s planned business, the Registrant’s management researched and analyzed the existing 3D printing market. As a result we came to conclusion that there is a demand for 3D printing services and there is opportunity to build a profitable 3D printing business. In addition, on November 8, 2012 we have executed a Referral Agreement with Alexey Hramtsov, an independent contractor who is going to refer potential clients to us. The Registrant does not believe that the above-mentioned activities and the various other activities it has undertaken in the furtherance of its planned business can be classified as having “no or nominal operations”.

3.  Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, if any, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports, if any, about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Our response: There was no communication that we, or anyone authorized to do so on our behalf, presented to potential investors. There are no any research reports about as that are published or distributed and there are no any brokers or dealers that are participating or will participate in our offering.

Prospectus Cover Page

4.    Please revise your disclosure to clarify that because there is no minimum to your offering, if you fail to raise enough capital to commence operations, investors could lose their entire investment and will not be entitled to a refund.

Our response: We have revised our disclosure to clarify that because there is no minimum to our offering, if we fail to raise enough capital to commence operations, investors could lose their entire investment and will not be entitled to a refund.

5.   Please revise your disclosure to clarify whether you reserve the right to extend the offering beyond the 240-day period described in the prospectus. If you reserve such right, please indicate how you will notify investors of any extension. Please make conforming revisions throughout the prospectus.

Our response: We have revised our disclosure to clarify that we do not reserve the right to extend the offering beyond the 240-day period described in the prospectus.

6.   We note your disclosure indicating that you will retain the proceeds from the sale of this offering. Please also clearly state whether you will be placing any of the funds in an escrow account and, if not, that any creditors of yours may be able to gain access to these funds.

Our response: We have revised our disclosure to clearly state that we will not be placing any of the funds in an escrow account and that any creditors of ours may be able to gain access to these funds.

7.   Please disclose on the prospectus cover page that your auditor has expressed substantial doubt as to your ability to continue as a going concern.

Our response: We have disclosed on the prospectus cover page that our auditor has expressed substantial doubt as to our ability to continue as a going concern.

8.    Please disclose on the prospectus cover page that sales of less than 2,000,000 shares will fail to generate sufficient proceeds to enable you to implement your business plan within the next 12 months.

Our response: We have disclosed on the prospectus cover page that sales of less than 2,000,000 shares will fail to generate sufficient proceeds to enable us to implement our business plan within the next 12 months.

Prospectus Summary, page 5

9.   Please disclose that Ms. Marach currently owns and will continue to own after completion of the offering sufficient shares to control the operations of the company.

Our response: We have disclosed that Ms. Marach currently owns and will continue to own after completion of the offering sufficient shares to control the operations of the company.

The Offering, page 6

10.  Please revise your disclosure to include a brief description of the nature of this offering, namely that this is a self-underwritten, best-efforts offering with no minimum subscription requirement.

Our response: We have revised our disclosure to include a brief description of the nature of the offering.

Risk Factors, page 7

11.  Please add one or more additional risk factors, as necessary, to address any risks that result from the structure of your offering, such as the lack of an escrow account and escrow agent.

Our response: We have added a risk factor to address risks that result from the structure of our offering.

12.   Please include a risk factor that addresses the risk of exchange rate fluctuations as a result of any fluctuation of the Russian Ruble and the impact this could have on your operations.

Our response: We have included a risk factor that addresses the risk of exchange rate fluctuations as a result of any fluctuation of the Russian Ruble and the impact this could have on our operations.

13. Please avoid duplicative risk factors. In this regard, please combine your risk factor on page 9, “[w]e have limited business, sales and marketing experience in our industry” with your risk factor “[b]ecause we are small and do not have much capital, our marketing campaign may not be enough. . . .” on page 8.

Our response: We have revised our prospectus in accordance with the comments of the Commission.

14.  We note your disclosure on page 21 that you intend to provide 3D printing services particularly used in the fields of jewelry, footwear, industrial design, and architecture. Since some images may be protected by copyright law, please disclose the risks, if any, associated with copyright infringement.

Our response: We have disclosed the risks associated with copyright infringement.

Our independent auditor has issued a going concern opinion . . . . , page 7

15.  Please revise your disclosure to quantify, to the extent practicable, the amount of capital you need to continue as a going concern or explain to us why you feel such disclosure is not required.

Our response: We have revised our disclosure to quantify the amount of capital we need to continue as a going concern.

Because our sole officer and director will own 50% . . ., page 10

16.  Please revise the risk factor to provide the percentage of common stock of your company that Ms. Marach currently owns and the percentage of common stock she will own if all the shares registered as part of this offering are sold.

Our response: We have revised this risk factor to provide the percentage of common stock of our company that Ms. Marach currently owns and the percentage of common stock she will own if all the shares registered as part of this offering are sold.

Use of Proceeds, page 14

17.  We note your disclosure on page 21 indicating that “[t]o implement our plan of operations we require a minimum funding of $40,000 for the next twelve months.” Please revise your “Use of Proceeds” section to clarify that if you raise less than 50% of the offering proceeds, you will not be able to implement your plan of operations.

Our response: We have revised our “Use of Proceeds” section to clarify that if we raise less than 50% of the offering proceeds, we will not be able to implement our plan of operations.

18.  In accordance with Instruction 1 to Item 504 of Regulation S-K, please disclose the order of priority of each individual use of proceeds in any scenario in which less than all the securities to be offered are sold.

Our response: We have revised to disclose the order of priority of each individual use of proceeds in any scenario in which less than all the securities to be offered are sold.

Dilution of the Price You Pay for Your shares, page 14

19.  It appears that if 75% of the shares are sold, investors in the offering will incur an immediate dilution from $0.02 per share to $0.008 per share rather than to $0.007 per share. Please revise or show us how your calculation of $0.007 is correct.

Our response: We have revised our prospectus in accordance with the comments of the Commission.

Management’s Discussion & Analysis or Plan of Operation, page 16

20.  We note throughout your filing that you mention compliance with Section 404 of the Sarbanes-Oxley Act of 2002. For example, on pages 13 and 20. Please clarify throughout your disclosure that you are not required to comply with Section 404(b) of the Sarbanes-Oxley Act of 2002, pursuant to the JOBS Act, until you cease to be an emerging growth company.

Our response: We have clarified throughout our disclosure that we are not required to comply with Section 404(b) of the Sarbanes-Oxley Act of 2002, pursuant to the JOBS Act, until we cease to be an emerging growth company.

Plan of Operation, page 17

21.  We note your disclosure indicating that “[u]pon completion of the offering we plan to set up an office in Russia.” However, on page 25 you indicate that you currently have a business office provided by our President and that you “believe that our current space is sufficient” for your operations. Please revise your prospectus to ensure that the descriptions of your office space are consistent throughout the prospectus.

Our response: We have revised our prospectus in accordance with the comments of the Commission.

22.  Please disclose how you plan to accomplish the steps in your timeline with your sole officer and director dedicating 15 hours a week to your business.

Our response: We have disclosed how we plan to accomplish the steps in our timeline with our sole officer and director dedicating 15 hours a week to our business.

23.  We note your disclosure indicating that if you sell 75% of the shares in this offering you will hire a 3D printing specialist with “good knowledge” and “broad connections.” Please describe the skills the specialist needs to possess to meet these hiring requirements.

Our response: We have described the skills the specialist needs to possess to meet these hiring requirements.

24. We note that your plan of operation indicates that you expect to acquire potential customers through Ms. Marach and “word of mouth” advertising. However, you do not mention the Referral Agreement you executed specifically to obtain potential clients. Please revise to discuss the Referral Agreement in your plan of operation.

Our response: We have revised to discuss the Referral Agreement in your plan of operation.

Liquidity and Capital Resources, page 20

25. We note your disclosure indicating that your “cash and current assets will be located offshore”. Please revise your disclosure to indicate the risks associated with these offshore transactions.

Our response: We have revised our prospectus in accordance with the comments of the Commission.

26. We note your disclosure indicating that the most significant challenges for your company’s success are the “current trends towards lower capital investment in start- up companies” and “volatility in Internet market.” Please address these challenges in your “Risk Factor” section. Also, please provide independent supplemental materials, with appropriate markings and page references, supporting these statements you make regarding your industry. Where these statements are not supportable with independent third party data, please tell us the basis of your belief.

Our response: We have deleted this statement.

Description of Business, page 21

27. Please expand your description of your proposed services to better explain how your business will work. For example, please describe how your potential customers will purchase products or services.

Our response: We have expanded our description of our proposed services to better explain how our business will work.

Competition, page 24

28. We note your disclosure indicating your competitive business conditions and your position in the industry. Pursuant to Item 101(h)(4)(iv), please also disclose your methods of competition.

Our response: We have disclosed our methods of competition.

Agreement with Independent Contractor, page 24

29. We note that you have entered into an agreement with an independent contractor to refer potential clients. Please disclose the independent contractor’s experience or relationships with potential clients. In doing so, please address those aspects of Mr. Hramtsov’s professional background and experience that led you to believe that he would be able to refer business to your company. Also, please include a risk factor addressing any risks associated with this agreement and the possible effects of failure to acquire any initial clients through this independent contractor.

Our response: We have disclosed the independent contractor’s experience or relationships with potential clients and included a risk factor addressing risks associated with this agreement and the possible effects of failure to acquire any initial clients through this independent contractor.

Offices, page 25

30. We note your statement indicating that you are currently using free office space. Please revise your disclosure to indicate how long you anticipate being able to use this space for free.

Our response: We have revised our prospectus to disclose that we anticipate being able to use this space for free until we generate revenue, attract more and more customers, plan to expand operations, and as a result need to expand our office.

Directors, Executive Officers, Promoters and Control Persons, page 25

31. Please provide the disclosure required by Item 401(e)(1) of Regulation S-K, by briefly discussing the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director in light of your business and structure.

Our response: We have revised our prospectus in accordance with the comments of the Commission.

Certain Relationships and Related Transactions, page 27

32. Please revise your disclosure to include a description of Ms. Marach’s other business activities and any potential conflicts of interest that may arise from these business activities.

Our response: We have revised our disclosure to include a description of Ms. Marach’s other business activities and any potential conflicts of interest that may arise from these business activities.

Plan of Distribution, page 28

33. Please revise your disclosure to clarify in which jurisdictions you intend to offer your securities pursuant to this registration statement (e.g., United States, Russia, etc.).

Our response: We have clarified that we intend to offer our securities pursuant to this registration statement to shareholders in Russia and Europe.

State Securities – Blue Sky Laws, page 29

34. Please revise your disclosure to clarify in which states in the United States, if any, you plan to offer securities pursuant to this registration statement.

Our response: We have revised our prospectus in accordance with the comments of the Commission.

Financial Statements, page 32

Statements of Cash Flows, page F-5

35. Please tell us why the loan proceeds are not presented as cash from financing activities pursuant to ASC 230-10-45-14.

Our response: The reason it was included in the operating section is because the item is non-cash. The Company never actually received these funds, and instead the related party paid the vendors on the Company’s behalf. Accordingly, this item was recorded as an “adjustment to reconcile non-cash items to operating activities”.

Exhibit 5.1

36. Please have counsel revise its opinion to consent to being named in the registration statement. Please see Section IV of Staff Legal Bulletin 19, which is available on our website.

Our response: We have revised our prospectus in accordance with the comments of the Commission.

Please direct any further comments or questions you may have to the company at geliagroupcorp@yahoo.com

Thank you.

Sincerely,

/S/ Yulia Marach

Yulia Marach, President